

May 15, 2014

Via E-mail
P. Scott Stubbs
Executive Vice President and Chief Financial Officer
Extra Space Storage, Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

      Re: **Extra Space Storage, Inc.**
              Form 10-K for the year ended December 31, 2013
              Filed on March 3, 2014
              File No. 001-32269

Dear Mr. Stubbs:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Financial Statements

Consolidated Statements of Cash Flows, page 58

1) Please present cash flows used to acquire real estate assets separately from development and redevelopment efforts. In addition, please reconcile these amounts to the information present in Note 4 – Property Acquisitions and Dispositions.

Notes to Consolidated Financial Statements

2. Earnings Per Common Share, page 67

2) We note your disclosure that 257,266 Series B units and 33,202 Series C units were excluded from the computation of earnings per share as their effect was anti-dilutive.

Please clarify why only a portion of the Series B and C units were considered anti – dilutive and tell us the total number of shares, if any, related to the conversion of these units that have been included in your calculation of average common shares outstanding – dilutive.

3) Please clarify why shares related to cancelled stock options are included in the average number of common shares outstanding – diluted calculation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief